Wessex House, 4th Floor 45 Reid Street
Hamilton HM 12 Bermuda
441-278-9250 441-278-9255 fax

June 15, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C.  20549

Re:                             Arch Capital Group Ltd.

Form 10-K for the Year Ended December 31, 2009

Definitive Proxy Filed March 25, 2010

File No. 001-16209

Dear Mr. Rosenberg:

As indicated in our letter on May 14, 2010, we are responding to your letter dated May 7, 2010 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the annual report on Form 10-K of Arch Capital Group Ltd. (the “Company”) for the year ended December 31, 2009 and the Company’s definitive proxy statement for the year ended December 31, 2009. Where appropriate, we have indicated in our individual responses to the comments what our disclosures will look like and have indicated the annual or quarterly filing, as applicable, in which we intend to include such disclosures. For your convenience, we have reproduced each comment from the Comment Letter (in bold) immediately before the Company’s response.

In addition, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

John C.R. Hele
Executive Vice President, Chief
Financial Officer and Treasurer

Total Return on Investments, page 71

1.              You compare your pre-tax total return to the weighted average benchmark. Please include disclosure so that a reader can assess the relevancy and meaningfulness of this comparison. Some of the salient points to consider providing in the revised disclosure to accomplish this objective include a summary of how individual investment managers’ benchmarks are determined including the assumptions and other factors that enter into their determination, when you determine the individual investment managers’ benchmarks, how they are used in managing the investments and, if adjusted during the year, the extent and nature of those adjustments.

The Company intends to revise its disclosures beginning with its Form 10-Q for the quarter ended June 30, 2010. The Company believes that a detailed discussion of individual managers’ benchmarks and performance would not enhance the disclosure. Although we compare the return of each individual investment manager’s portfolio to that of its relevant benchmark, the Company compares the performance of its portfolio in aggregate to that of the benchmark return index, a customized combination of a number of indices (as described in the disclosure below). For illustrative purposes, the Company has adjusted its 2009 Form 10-K disclosure as follows (revised disclosures are underlined):

Total Return on Investments

Total return on investments includes net investment income, equity in net income or loss of investment funds accounted for using the equity method, net realized gains and losses and the change in unrealized gains and losses generated by our investment portfolio. Total return is calculated on a pre-tax basis and before investment expenses and includes the effect of financial market conditions along with foreign currency fluctuations. Management uses total return on investments as a key measure of the return generated to common shareholders on the capital held in the business, and compares the return generated by our investment portfolio against a benchmark return index. (omitted “benchmark returns which we measured our portfolio against during the periods. The benchmark return is a weighted average of the benchmarks assigned to each of our investment managers and vary based on the nature of the portfolios under management.”)

The benchmark return index is a customized combination of indices intended to approximate a target portfolio by asset mix and average credit quality while also matching the approximate estimated duration and currency mix of our insurance and reinsurance liabilities. Although the estimated duration and average credit quality of this index will move as the duration and rating of its constituent securities change, we do not adjust the composition of the benchmark return index. The benchmark return index should not be interpreted as expressing a preference for or aversion to any particular sector or sector weight. The index is intended solely to provide, unlike many master indices that change based on the size of their constituent indices, a relatively stable basket of largely investable indices. At December 31, 2009, the benchmark return index had an average credit quality of AA+, an estimated duration of 3.31 years and included weightings to indices such as the Merrill Lynch Unsubordinated U.S. Treasuries/Agencies, 1-10 Years Index, the Merrill Lynch U.S. Corporates and All Yankees, 1-10 Yrs Index, the Merrill Lynch Mortgage Master Index, and the Barclays Capital CMBS, AAA Index.

For 2009, 2008 and 2007, set forth below is the pre-tax total return (before investment expenses) of our investment portfolio (including fixed maturities, short-term investments and fixed maturities and short-term investments pledged under securities lending agreements) compared to the benchmark return index against which we measured our portfolio during the year. Our investment expenses were approximately 0.20% of average invested assets in 2009, compared to 0.14% in 2008 and 0.15% in 2007.

	Arch Portfolio	Benchmark Return Index

Pre-tax total return (before investment expenses):
Year ended December 31, 2009	11.28%	9.71%
Year ended December 31, 2008	(2.84)%	(1.42)%
Year ended December 31, 2007	6.52%	6.97%

The performance of our portfolio during 2009 exceeded that of the benchmark return index largely for the same reason that it underperformed in 2008 and 2007: namely, the portfolio was underweight in Treasury, Agency and foreign government securities compared to the benchmark return index used. Additionally, a shorter-than-index duration contributed to performance as Treasury rates increased during 2009.

Critical Accounting Policies, Estimates and Recent Accounting Pronouncements

Reserves for Losses and Loss Adjustment Expenses, page 83

2.              It appears based on your disclosure on page F-14 and throughout the filing that severity and frequency are significant assumptions in determining your reserve for losses. Please revise your disclosure to address the following:

a.               For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

As indicated in the Company’s reserving disclosures on pages 87, 88 and 92 in the Management’s Discussion and Analysis (“MD&A”), the Company disclosed that the two key reserving assumptions are 1) the chosen expected loss ratios, which are based on underwriting and pricing analysis, and 2) the chosen loss development patterns, which are based on industry loss development patterns and adjusted to reflect differences in mix of business. The comments on expected trends in claims severity and frequency on page F-14 (“Significant Accounting Policies” note on reserves for losses and loss adjustment expenses) and other areas relate to general factors which lead to variability in the reserve estimation process. The Company’s discussion of prior year reserve development on pages F-27 to F-29 and in the MD&A is aimed towards addressing changes in the two key reserving assumptions noted above.

The Company intends to conform its disclosures in the Significant Accounting Policies note in its 2010 Form 10-K to discuss the two key reserving assumptions noted above to be consistent with the MD&A section.

b.               Explicitly identify and discuss key assumptions as of December 31, 2009 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

The Company does not believe that there were any key assumptions as of December 31, 2009 which were premised on future emergence that are inconsistent with historical loss reserve development patterns. The Company intends to add a disclosure to its 2010 Form 10-K explicitly identifying any key assumptions as of December 31, 2010 that are premised on future emergence that are inconsistent with historical loss reserve development patterns.

3.              In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in your key assumptions may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

The Company intends to add a disclosure on potential variability in its reserves for losses and loss adjustment expenses at December 31, 2010 in its 2010 Form 10-K. For illustrative purposes, the Company has provided the intended disclosure based on its December 31, 2009 reserves for losses and loss adjustment expenses as follows:

The tables below summarize the effect of reasonably likely scenarios on the key actuarial assumptions used to estimate our Loss Reserves, net of unpaid losses and loss adjustment expenses recoverable, at December 31, 2009 by operating segment. The scenarios shown in the tables summarize the effect of (i) changes to the expected loss ratio selections used at December 31, 2009, which represent loss ratio point increases or decreases to the expected loss ratios used, and (ii) changes to the loss development patterns used in our reserving process at December 31, 2009, which represent claims reporting that is either slower or faster than the reporting patterns used. We believe that the illustrated sensitivities are indicative of the potential variability inherent in the estimation process of those parameters. The results show the impact of varying each key actuarial assumption using the chosen sensitivity on our Loss Reserves, net of unpaid losses and loss adjustment expenses recoverable, across all accident years.

INSURANCE SEGMENT

	Higher	Slower Loss	Lower	Faster Loss
	Expected	Development	Expected	Development
	Loss Ratios	Patterns	Loss Ratios	Patterns

Reserving lines selected assumptions:
Property, energy, marine and aviation	5 points	3 months	(5) points	(3) months
Third party occurrence business (1)	10	6	(10)	(6)
Third party claims-made business (2)	10	6	(10)	(6)
All other (3)	10	6	(10)	(6)

Increase (decrease) in Loss Reserves, net:
Property, energy, marine and aviation	$24,001	$18,500	$(24,001)	$(9,382)
Third party occurrence business (1)	142,901	99,764	(142,901)	(88,059)
Third party claims-made business (2)	127,462	163,269	(127,462)	(116,624)
All other (3)	66,025	97,269	(66,025)	(75,433)

(1)         Third party occurrence business includes casualty, construction, national accounts casualty and excess workers compensation business.

(2)         Third party claims-made business includes executive assurance, healthcare and professional liability business.

(3)         All other includes programs, surety, travel and accident and other business.

REINSURANCE SEGMENT

	Higher	Slower Loss	Lower	Faster Loss
	Expected	Development	Expected	Development
	Loss Ratios	Patterns	Loss Ratios	Patterns

Reserving lines selected assumptions:
Casualty	10 points	6 months	(10) points	(6) months
Property catastrophe	5	3	(5)	(3)
Property excluding property catastrophe	5	3	(5)	(3)
Marine and aviation	5	3	(5)	(3)
Other specialty	5	3	(5)	(3)
Other	5	3	(5)	(3)

Increase (decrease) in Loss Reserves, net:
Casualty	$168,820	$172,000	$(168,820)	$(165,328)
Property catastrophe	13,646	19,684	(13,646)	(16,936)
Property excluding property catastrophe	13,906	30,828	(13,906)	(31,369)
Marine and aviation	4,039	7,183	(4,039)	(6,548)
Other specialty	8,805	8,211	(8,805)	(8,620)
Other	2,745	955	(2,745)	(986)

It is not necessarily appropriate to sum the total impact for a specific factor or the total impact for a specific business category as the business categories are not perfectly correlated. In addition, the potential variability shown in the tables above are reasonably likely scenarios of changes in our key assumptions at December 31, 2009 and are not meant to be a “best case” or “worst case” series of outcomes and, therefore, it is possible that future variations may be more or less than the amounts set forth above.

DEF 14A

BOARD OF DIRECTORS, page 10

4.              Pursuant to Item 407(c)(2)(vi), please confirm that in your next annual report or definitive proxy statement, you will discuss whether, and if so how, the nominating committee or the board considers diversity in identifying nominees for director. If the nominating committee or the board has a policy with regard to the consideration of diversity in identifying director nominees, describe how this policy is implemented, as well as how the nominating committee or the board assesses the effectiveness of the policy.

We respectfully believe that our definitive proxy statement dated March 23, 2010 includes a discussion of diversity matters as required by Item 407(c)(2)(vi) of Regulation S-K. Please refer to the second paragraph under the caption “Committees of the Board of Directors—Nominating Committee” on page 13 of our proxy statement. We advise you supplementally that we do not have a Company policy regarding diversity and confirm that we will continue to discuss these matters in our next annual report or definitive proxy statement.